FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated October 18, 2011

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release		Magyar Telekom
IR contacts:	Position:	Telephone:	E-mail address:
Krisztina Förhécz	Head of Investor Relations	+36-1-457-6029	forhecz.krisztina@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Szot	IR manager	+36-1-458-0453	szot.marton@telekom.hu
Márton Teremi	IR manager	+36-1-457-6229	teremi.marton@telekom.hu

Magyar Telekom reaches agreement with trade unions

Budapest — October 18, 2011 — Magyar Telekom (Reuters: MTEL.BU and Bloomberg: MTELEKOM HB), the leading Hungarian telecommunications service provider, announces that it has reached an agreement with trade unions on its headcount reduction and other cost efficiency measures for 2012 at the Hungarian operations.

According to the terms of the agreement, the Company plans to make 250 employees redundant in 2012. The majority are expected to leave the Company by the end of 2011. This figure does not include — among others — the employment termination of executives and employees retiring. In addition, to achieve further efficiency improvements, the organization will be simplified and the number of directors will be cut by 24%. Total severance expenses related to the headcount reduction will be approximately HUF 2.6bn and the majority of these will be accounted for in the fourth quarter of 2011.

The agreement with the trade unions also states there will be no general increase in the base salary for employees in 2012. However, to meet the Government’s expectation to compensate employees with below average wages for adverse tax law changes, benefits in kind will be increased for effected employees. These additional employee benefits will be cut at managerial positions.

Based on these measures, our goal is to reduce Total Workforce Management (TWM) related costs excluding severance and capitalized employee expenses by HUF 3.4 bn in 2012, compared to 2010. Together with the HUF 13.9 bn of savings achieved since the end of 2008, this will represent a reduction of more than 13.8% over the four year period. On top of these — as part of next year’s planning process — the management plans further efficiency enhancing measures, depending on the external environment.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2010 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: October 18, 2011